INVEST IN **WAXELENE**

The Future Of Organic Skin Care!



Waxelene
Multi-Purpose
Ointment

waxelene.com Solana Beach CA

Ecommerce Retail B2C

LEAD INVESTOR



Catalina Valentino

My primary belief lies in the team's capabilities, followed closely by my confidence in the market's potential – sustainability is undoubtedly the way forward. Beyond just being a promising market, the products themselves have a track record of impressive sales and past successes. The addition of unsolicited celebrity endorsements, coupled with authentic case studies highlighting the positive impact on consumers, is a significant advantage. Moreover, the fact that the products are patent-protected bodes well for Waxelene's future prospects. Considering the ability to address issues like eczema and other skin problems while promoting naturally beautiful skin and sustainability, it's a no-brainer for me to support this venture.

Invested $1,000 this round

Highlights

1. Thousands of 5-star reviews from loyal customers
2. A-list celebrity collaborations
3. Patented aeration process
4. Clear exit strategy with relative comps
5. High performance digital marketing
6. New sensitive skin care range developed with Skin Safe

Our Team



Todd Cooper Founder/CEO

Serial Founder with two exits and patents. Todd has been a pioneer of natural products for 20 years. Now he works closely with the team to oversee day-to-day operations. His Human Physiology degree impacts the formulation of cutting edge products.

> Waxelene unites humanity because It works for anyone regardless of age, religion, race or classification. Waxelene is a positive integral part of so many peoples lives. I decided that if I want the best sustainable personal care products and guarantee quality standards, then I will need to make them myself.



Hannah Turner Marketing Director

Social media and content creation guru. Hannah is passionate about personal care products and the environment. Using her natural ability to articulate a story through visual media, she manages a diverse network of outsourced marketing professionals.



Katelyn Hill Data Analytics & CSR

The Glue. Katelyn uses her Masters degree in data analytics, experience in product Management and Cosmetology training to keep things organized. Her direct connection to the customer and operations keeps Katelyn involved with pretty much everything.

Waxelene is a Legacy Brand In The Organic Personal Care Space and It's About To Boom!

Waxelene has a massive following, particularly among people with eczema and sensitive skin. Many A-List celebrities won't leave home without their Waxelene. After having the flagship Multi-Purpose Ointment on the selves of over 15,000 stores, Waxelene is ready to expand. They have some very exciting news about what is in the works! Keep reading to get the insider info.

Everybody Loves Waxelene Because They:

- Make highly effective products
- Use only natural and organic ingredients
- Make products with short ingredient lists

- Use sustainable packaging
- Are plastic neutral
- Never test on animals
- Consistently disrupt the industry
- Are committed to Health and Well Being



USDA ORGANIC
Recyclable
CERTIFIED ORGANIC BY ORGANIC CERTIFIERS
Cruelty free
Multi-purpose
Petroleum free
Hypo-allergenic

Current Product Offering:



Waxelene
SOOTHING BOTANICAL JELLY
Therapeutic Ointment
Multi-Purpose Ointment
Detoxifying Mud Mask
Beautifying Mud Mask
Clarifying Mud Mask
Calming Ointment

Waxelene's flagship product, the Multi-Purpose Ointment, is an international best seller. It has been a top ten best-seller in every region of Whole Foods. Famous for it's patented aeration process, it is super popular for a reason.

Waxelene's clay mud masks are a cut above the rest. They are packaged dry so they do not need any chemical preservatives. This allows the natural probiotic benefits of the clay to shine through. It also makes it a great value.

In 2020 Waxelene introduced a product collaboration with Hilaria Baldwin, one of the worlds top mom influencers. The Calming Ointment allows parents to care for their children's skin while also calming them with lavender aromatherapy.



Hilaria Baldwin
Hilaria Baldwin is a mother of six, yoga instructor, podcaster, author, and the wife of actor Alec Baldwin.
We created the Calming Ointment with Hilaria as a special edition of our popular Multi-Purpose Ointment.
Hilaria shares posts monthly about Waxelene to her 925k Instagram followers.
One of Hilaria's posts went viral when reposted by comedian Amy Schumer. This created many more life-long Waxelene customers.
hilariabaldwin
Feature in Your Shop
Liked by tcooper22insta and 58,928 others
hilariabaldwin Post bath, getting ready for the day photo by Carmen ...can't stop smelling this baby ! I know I told you guys the other day about the lavender @waxelene ointment cream I developed with waxelene. I've been using it on Edu and all my children, as well as my postpartum body. We have
5,709 Posts
925 k Followers
1,242 Following
Hilaria Thomas Baldwin
hilariabaldwin 14m
Let me count the ways I love @waxelene ...
1. I'VE USED IT ON MY SKIN FOR LIKE 8/9 YEARS
2. I USE IT ON MY BELLY WHEN I'M PREGNANT.
3. I USE IT ON MY LIPS AS A BALM
4. IT'S THE ONLY PRODUCT THAT WORKS FOR LEO'S ECZEMA (I'VE TRIED EVERYTHING)
5. I USE IT AS DIAPER CREAM FOR MY BABIES
6. THE LAVENDER FORMULA SMELLS LIKE ...

CELEBRITY @MENTIONS & ENDORSEMENTS

In 2012, Screen Actor Guild Awards selected Waxelene as an attendee gift item resulting in some of the biggest names in entertainment becoming fans. To date, they've received over 100M social media impressions through unsolicited @mentions from A-List celebrities, including: Gigi Hadid, Halle Berry, Zooey Deschanel, Lily Aldridge, Heidi Klum, Hilaria Baldwin, Gisele Bunchen and more.



A-List Celebrity Endorsements (cont'd)
"I've found the ultimate lip saver!" - Halle Berry
"I usually have a small tube of it with me all the time"
- Zooey Deschanel
Waxelene works so well that
2 I've found the ultimate lip saver! Makeup artist Fiona Stiles (she works with Halle Berry) turned me on to Waxelene, $6.99, an eco alternative to petroleum jelly. "Pat it on before lipstick," she told me. "It'll keep your lips soft without melting away the color." I've been wearing it under Mark Lipclick Luxe Shimmer Lipstick in Pink Icing (right, $12), and the combo makes the color last for hours.
Waxelene
What Zooey Deschanel Can't Live Without

celebrities will promote it
without being asked!





A-List Celebrity Endorsements

Victoria's Secret Angel Lily Aldridge is *Waxelene-obsessed.*

She loves Waxelene so much she gifted it to her top-model best friend Gigi Hadid!

Gigi shares her love for Waxelene with her **71 million Instagram followers!**

Both of these top models can afford any products on the market but they both choose Waxelene because of how well it works!

Customer Reviews By The Thousands

Many Waxelene customers have had life-changing results, and THOUSANDS have been so thrilled that they've shared their experience in online reviews:


Waxelene Eczema Prevention Review
Watch later
Share
Waxelene
The Only Eczema Treatment My Son Needs!
Watch on YouTube


Dermatologist Reviews Skincare Product - Waxelene
Waxelene
BEAUTIFUL SKIN NATURALLY
Watch later
Share
Dermatologist Skincare Review!
Watch on YouTube


WAXELENE REVIEW
★★★★★
"I LOVE WAXELENE SO MUCH. I USE IT TO TAME FLYAWAY HAIR, HEAL DRY SKIN, ON MY HANDS IN, ON MY LIPS, AND TO DIMINISH MY MILD ROSACEA ON MY CHEEKS. I'VE TRIED EVERYTHING BUT WAXELENE DOES IT ALL AND DOES IT THE BEST. I SERIOUSLY COULDN'T LIVE WITHOUT THIS STUFF. I COULD NOT RECOMMEND IT ANYMORE. I WILL FOREVER BE A CUSTOMER."
DANNY
WAXELENE REVIEW
★★★★★
"I USE WAXELENE EVERY DAY ON MY LIPS, ELBOWS, CUTICLES ETC AND IT SITS RIGHT ON MY BEDSIDE TABLE... BUT EVERY TIME MY DAUGHTER VISITS IT DISAPPEARS. IT'S TIME FOR HER TO HAVE HER OWN! PERFECT GIFT. I KNOW SHE ALREADY LOVES IT AS MUCH AS I DO!"
LISA


Waxelene
BEAUTIFUL SKIN NATURALLY
Multi-Purpose Ointment

Waxelene Multi-Purpose Ointment, Organic, Large Jar

9 Ounce (Pack of 1)

943

Climate Pledge Friendly


BEFORE
AFTER

It's Boom Time Because Waxelene:

- Has a robust sophisticated digital marketing strategy and network.
- Has a very strong online presence with a plethora of media publicity.
- Ads consistently have a $5 ROAS. That's an Average Cost Of Sales of 20%.
- Has a rapidly expanding retail and international distribution network
- Has built a substantial community and a movement based on positive impact.
- Is developing a Sensitive Skin Care Range with the worlds best scientists in the field.

The Big News!!!

Waxelene is developing the best ever range of body wash, shampoo, conditioner and other skin care products for people with sensitive skin. Tens of thousands of people with sensitive skin already rely on Waxelene for relief. The same care and attention to detail that has made all of Waxelene's products highly effective, simple, natural, enjoyable to use, and packaged responsibly will be given to this new range. All of the ingredients will be natural and safe for sensitive skin.

Science Combined With Nature

For this product line, Waxelene has joined the Developed with SkinSAFE program. SkinSAFE is an ingredient-based recommendation platform that helps individuals with sensitive skin find products that are safe for them, and their product ratings are backed by 25+ years of clinical data and science. Through the Developed with SkinSAFE program, Waxelene will be working with their team on the formulation of each product to choose ingredients that are safe for sensitive skin. Additionally, products will be tested following the safety standards set by the team at SkinSAFE which helps ensure the safest products for sensitive skin.

Growth Plan

The three critical growth metrics are Customers (C), Frequency (F) and Average Order Value (AOV):

- The sensitive skin range will increase C and AOV substantially.
- Increasing the marketing and ad budget will acquire new C.
- Expanded retail presence will boost C and F.
- Our email campaigns result in a higher purchase F and Life Time Value.
- Increasing each of the three metrics by 33% YOY will double annual revenue.



Sales & Marketing Strategy
E-Commerce
A-list Celebrity Influencers
Google, Amazon, Facebook Ads
Upsell, cross-promote new products
Customer acquisition
Samples via doctors
Ads
$3.73 cost of customer acquisition
Brick & Mortar
Trade promotions
Lip tubes at POP
Social Media Collaborations

The Numbers

Waxelene had 35% growth YOY 2021-2022 from $600k to $820k GAR.

52% Gross Margin

The Total Available Market for personal care is over $250 Billion.

The Segmented Available Market for organic personal care is over $25 Billion.

Personal care brands do well during recessions.

The projections assume that the funding goals of this round are met.

The post money valuation of Waxelene after the last round in 2015 was $5 million



Projections

	2022	2023	2024	2025	2026
Revenue	$820K	$1.5M	$2.5M	$6M	$10M
COGS	$388K	$750K	$1.25M	$3M	$5M
GM%	52%	50%	50%	50%	50%
OpEx	$432K	$600K	$900K	$1.8M	$3M
EBITDA	$0K	$150K	$350K	$1.2M	$2M

Forward-looking projections are not guaranteed.

Exit Strategy

- Companies in the Natural Personal Care space typically get valued at 3-5 times their previous years revenue.

- Most acquisitions involve companies with $10 million annual revenue or more.

- When Waxelene reaches $2 million per month in revenue, then it will be worth approximately $100 million (projections not guaranteed).

- The goal for Waxelene is to get a sale of the company in 3-5 years. Following our proven growth strategies, according to the projections, the company will be poised for an acquisition at that time.

strategies, according to the projections, the company will be poised for an acquisition at that time. Achieving the target GAR may take longer or may happen sooner than planned. There are no guarantees that there will be a sale event.

- The ideal sale is $50 million to $1 billion.

- The time and value of the sale will be determined by how quickly Waxelene can grow revenue and find the right buyer.

Exit Comps

Company	Sale Price	Sold To	GAR	SP/GAR
Bare Escentuals	$1.7B	Shiseido	$600MM	3x
Burt's Bees	$925 MM	Clorox	$160MM	6x
Thayer's	$380MM	L'Oreal	$44MM	8.6x
Drunk Elephant	$845MM	Shiseido	$150MM	5.6x

*stats from public sources

The Offer

Waxelene is offering the opportunity for anyone (who meets standard Equity Crowdfunding criteria) to invest in the company during this community round.

How it works:

- Click on Invest Now

- Choose the amount you want to invest (minimum $100)

- Follow the prompts to make sure your investment reservation is completed.

- Wefunder will need to verify your identity and confirm that you are eligible to invest.

- Check your emails in case they follow up and check your account to make sure you have confirmation of the investment reservation.

What happens next:

- You will get a SAFE note. This stands for Simple Agreement for Future Equity.

- The SAFE is a placeholder that converts into equity at the next investment round or sale event.

- In order to know how much equity your investment gets, a valuation of Waxelene must be made.

- A valuation of Waxelene will be determined at the next investment round or sale event. Your SAFE will be converted to equity based on that valuation.

- If the pre-money valuation of the next round is $10.6 million or less then the SAFE from this round will convert at 75% of that valuation. This is what 25% discount refers to.

- If the pre-money valuation of the next round is over $10.6 million then the SAFE from this round will convert at an $8 million valuation. That is the what Valuation Cap refers to.

- If there is no future investment rounds or sales events then there will be no return on investments in this round. There is no way to access, sell or refund the investment until the sale event. That is a risk.

Offering

- Series A Round (Previous)
  - $500K+ Raised
  - $2.5M Post-Money Valuation
  - 2013
- Series B Round (Previous)
  - $1M Raised
  - $5M+ Post-Money Valuation
  - 2015
- Series C Round (Current)
  - $2M S.A.F.E.
  - $8M Valuation Cap
  - 2022



Use Of Funds

- R&D of the Sensitive Skin Care Range.

- Marketing and allowances for the Sensitive Skin Care Range.
- Working capital for inventory to grow revenue.
- Growing the Waxelene team for scaling capacity.
- Working capital to grow retail and international distribution.

Join the Waxelene family!

Waxelene investors are as cutting edge as it's products. They understand conscious capital and that you can make money and make the world a better place at the same time. The Waxelene community is built on gratitude and love. It's an amazing thing to be a part of. There's no better

time to get involved and invest now.